April 4, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington DC 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Liberty Global, Inc. (the “Company”)

Form 10-K for period ended December 31, 2007

Filed February 26, 2008

File No: 000-51360

Dear Mr. Spirgel:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by a letter dated March 18, 2008 to our Chief Executive Officer, Mr. Michael Fries, relating to the Company’s Form 10-K filed for the period ended December 31, 2007 (the “2007 LGI Form 10-K”).

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Item 3.	Legal Proceedings, page I-48

Comment 1:

We note your disclosure of certain legal proceedings involving your subsidiaries. In future filings, clarify whether any disclosed litigation is required by Item 103 of Regulation S-K. In this regard, it is not clear whether you are disclosing “ordinary course” litigation or material litigation “other than ordinary routine litigation incidental” to your business. If you characterize any disclosed legal proceedings as “ordinary course” litigation, explain why you have highlighted these legal proceedings, as opposed to other ordinary course litigation involving the company or its subsidiaries.

Response 1:

The legal proceedings included under Item 3 of the 2007 LGI Form 10-K are not “ordinary course” litigation. These legal proceedings were included in the 2007 LGI Form 10-K for the reasons described below:

We are the successor issuer to UnitedGlobalCom, Inc. (“UGC”) and Liberty Media International, Inc. (“LMI”) as a result of a business combination transaction that was effected in June 2005 (the “LGI Combination”). The Cignal litigation described in the 2007 LGI Form 10-K was included in UGC’s filings with the Commission prior to the LGI Combination and was included, together with all of UGC’s other previously disclosed Item 103 of Regulation S-K legal proceedings, in the proxy statement/prospectus filed with respect to the LGI Combination. The final resolution of all of these UGC legal

12300 Liberty Boulevard, Englewood, CO 80112 • www.lgi.com

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

April 4, 2008

proceedings other than the Cignal litigation was reported in the proxy statement/prospectus. Because the Cignal litigation was unresolved at that time, we have continued to disclose that litigation in our filings subsequent to the LGI Combination and propose to continue to do so until the final resolution of this litigation is reported in a periodic filing as required by Forms 10-K and 10-Q.

The Class Action lawsuits described in the 2007 LGI Form 10-K were disclosed in the proxy statement/prospectus filed with respect to the LGI Combination because these lawsuits directly related to the matter on which the LMI stockholders and UGC stockholders were voting. We continued to disclose these Class Action lawsuits in our filings because they were included in the proxy statement/prospectus and had not been finally resolved. We note that the Class Action lawsuits have now been settled. Once the settlement has been approved by the court, we will disclose the final resolution of the lawsuits in our next periodic filing. After that, these lawsuits will no longer appear in our filings.

In response to the Staff’s comment, in future filings disclosing these legal proceedings we propose to include the following lead-in paragraph to the disclosure:

From time to time, our subsidiaries and affiliates become involved in litigation relating to claims arising out of their operations in the normal course of business. The following is a description of legal proceedings to which certain of our subsidiaries are parties outside the normal course of business that were material at the time originally reported.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-4

Overview, Page II-4

Comment 2:

We note the company’s history of operating losses. Although the company has provided forward-looking information and analysis with respect to certain financial metrics, such as revenue growth and subscriber retention rates, management has not addressed what steps it plans to take and what has to occur for the company to become profitable. In future filings, please address here and in your results of operations.

Response 2:

In response to the Staff’s comment, we will add discussion to our future quarterly and annual filings that (i) indicates that we have incurred a loss (or earnings as the case may be) from continuing operations and (ii) addresses the significant factors that contributed to our loss or earnings from continuing operations. We will also address the types of changes in our business activities that might result in net earnings in future periods and provide appropriate forward-looking language or cross-references thereto.

Results of Operations, page II-7

Comment 3:

We note your statement that foreign currency exchange rates have had a “significant impact” on your operating results. We also note your later discussion of your hedging activities to limit your exposure to fluctuations in currency exchange rates. In future filings, provide clearer disclosure on whether the impact has been generally negative or positive and whether your hedging activities have been effective in minimizing your exposure to material fluctuations.

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

April 4, 2008

Response 3:

As indicated in the second paragraph under Results of Operations on page II-7 of the 2007 LGI Form 10-K, substantially all of the Company’s operations are conducted in countries with foreign currencies, and accordingly, our operating results are impacted by the translation of those results into U.S. dollars. In response to the Staff’s comment, we propose to add cross-references under the Results of Operations heading in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to (i) the table that lists applicable spot and average exchange rates under the Foreign Currency Risk heading of our Quantitative and Qualitative Disclosures about Market Risk and (ii) the MD&A discussion under the Discussion and Analysis of our Reportable Segments and the Discussion and Analysis of our Consolidated Operating Results that quantifies the specific impacts of changes in foreign currency exchange rates on the line items in our consolidated statements of operations. As different exchange rates may move in opposite directions, we believe that an overall statement regarding the impact of exchange rates on our operating results could be confusing. We would therefore prefer to cross-reference to the specific disclosures that are responsive to the Staff’s comment as mentioned above. With respect to our hedging activities, the Staff is advised that we generally do not hedge against the risk that we may incur unrealized losses upon the translation of the functional currencies of our various subsidiaries into our U.S. dollar reporting currency. We will clarify this point in future quarterly and annual filings by providing additional details regarding our risk management policies with respect to interest rate and foreign currency exchange risks and by clarifying the extent and effectiveness of our hedging activities.

* * *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

April 4, 2008

If you should have any questions or require any further information regarding this matter, please contact Leo Stegman at 303-220-6690, Bernie Dvorak at 303-220-6603 or the undersigned at 303-220-6648.

Sincerely,
Liberty Global, Inc.

By:	/s/ Elizabeth M. Markowski
Name:	Elizabeth M. Markowski
Title:	Senior Vice President, Secretary and General Counsel

cc:	Bernie Dvorak (Liberty Global, Inc.)

Ted Harms (KPMG LLP)

Robert Murray, Esq. (Baker Botts, LLP)

Leo Stegman (Liberty Global, Inc.)

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